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                    ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS

TAX INFORMATION

         This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

         You may have already paid tax on the portion of your eligible options that has vested. In addition, any tender of your eligible options for cancellation may be viewed as an exercise which could trigger additional tax liability if the tender occurs within three years of your grant date. The precise amount and method of calculation of such tax liability is uncertain. It is our understanding that the amount of any taxes paid or payable on account of the eligible options would not be recoverable nor credited against any future tax you will be required to pay in connection with the new options granted to you pursuant to the terms of the offer.

         If you choose to tender your eligible options, any grant of new options will be conditioned on your execution of an agreement to limit your method of exercise to a mandatory cashless exercise (same day sale). As a consequence, the taxable event will be deferred from vesting to the exercise date.

         Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.

CONDITION TO ACCEPTANCE

         The acceptance of your tender of eligible options is subject to compliance with local labor law.